Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
PRICING SUPPLEMENT
Dated December 8, 2016
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Stock-Linked Underlying Supplement dated March 5, 2015)

# HSBC USA Inc.
## Autocallable Yield Notes

▶ $1,050,000 Autocallable Yield Notes (each a "Note" and collectively the "Notes") linked to the American depositary shares of CEMEX, S.A.B. de C.V. (the "Reference Asset")

▶ Maturity of one year if not called prior to maturity

▶ Annualized quarterly coupons of 12.50% per annum, to be paid in equal quarterly installments

▶ Contingent return of principal at maturity

▶ If the Notes are not called, you will receive shares of the Reference Asset if the Final Price is less than the Trigger Price (which is 70% of the Initial Price) at maturity; in that case, you will lose all or a portion of your principal amount

▶ Callable quarterly on or after March 22, 2017 if the closing price of the Reference Asset is greater than or equal to the Initial Price

▶ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Notes offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.**

The Estimated Initial Value of the Notes on the Pricing Date is $970 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-6 of this document for additional information.

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 | $10 | $990 |
| Total | $1,050,000 | $10,500 | $1,039,500 |

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 in Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

**The Notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

**HSBC**

# HSBC USA Inc.
# Autocallable Yield Notes



This pricing supplement relates to a single offering of Autocallable Yield Notes. The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the performance of the American depositary shares of CEMEX, S.A.B. de C.V. (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

**Issuer:** HSBC USA Inc.

**Principal Amount:** $1,000 per Note

**Reference Asset:** The American depositary shares of the following Reference Asset Issuer:

| Reference Asset Issuer | Ticker Symbol | Relevant Exchange | Initial Price[1] |
|---|---|---|---|
| CEMEX, S.A.B. de C.V. | CX | NYSE | $8.93 |

[1] The Official Closing Price on the Pricing Date.

**Trade Date:** December 8, 2016

**Pricing Date:** December 8, 2016

**Original Issue Date:** December 22, 2016

**Final Valuation Date:** December 15, 2017, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.

**Maturity Date:** December 22, 2017. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

**Call Feature:** We will automatically call the Notes if the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price on any Call Observation Date. If the Notes are automatically called, you will receive a cash payment, per $1,000 in Principal Amount, equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.

**Payment at Maturity:** Unless the Notes are automatically called, on the Maturity Date, for each $1,000 in Principal Amount, we will pay you the Final Settlement Value plus the final coupon payment.

**Final Settlement Value:**
▸ **If the Final Price is greater than or equal to the Trigger Price,** a cash payment of $1,000.
▸ **If the Final Price is less than the Trigger Price,** the Physical Delivery Amount in shares of the Reference Asset. *In such a case, you will lose up to 100% of your Principal Amount.*

**Physical Delivery Amount:** 111.98208, which is the number of shares of the Reference Asset calculated by dividing the Principal Amount by the Initial Price of the Reference Asset. Fractional share amounts will be paid in cash and determined by multiplying the number of fractional shares by the Final Price of the Reference Asset. The Physical Delivery Amount is subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.

**Trigger Price:** 70% of the Initial Price of the Reference Asset.

**Call Observation Dates:** March 15, 2017, June 15, 2017 and September 15, 2017. The Call Observation Dates are subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.

| | |
|---|---|
| **Call Payment Dates:** | March 22, 2017, June 22, 2017 and September 22, 2017. The Call Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. |
| **Annual Coupon Rate (payable quarterly):** | 12.50% per annum, or 3.125% per quarter. |
| **Coupon Payment Dates:** | Quarterly on March 22, 2017, June 22, 2017, September 22, 2017 and the Maturity Date. The Coupon Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. |
| **Final Return:** | The quotient, expressed as a percentage, calculated as follows: |

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

| | |
|---|---|
| **Initial Price:** | $8.93, which was the Official Closing Price on the Pricing Date. |
| **Final Price:** | The Official Closing Price on the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement. |
| **Official Closing Price:** | The Official Closing Price on any scheduled trading day during the term of the Notes will be the official price of one share on the Relevant Exchange as of the close of the regular trading session of such exchange and as reported in that exchange's official price determination mechanism, as further described under "Additional Terms of the Notes—Official Closing Price" in the accompanying Stock-Linked Underlying Supplement. |
| **CUSIP/ISIN:** | 40433UE44 / US40433UE443 |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors—The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

## GENERAL

This pricing supplement relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Stock-Linked Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

‣ Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014323/v403651_424b2.htm

‣ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

‣ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

## PAYMENT ON THE NOTES

### Call Feature

The Notes will be automatically called if the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price on any Call Observation Date. If the Notes are automatically called, investors will receive a cash payment, per $1,000 in Principal Amount, equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.

### Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 in Principal Amount, you will receive a payment equal to the final coupon payment plus the Final Settlement Value determined as follows:

‣ If the Final Price is greater than or equal to the Trigger Price, a cash amount equal to the Principal Amount.

‣ If the Final Price is less than the Trigger Price, the Physical Delivery Amount in shares of the Reference Asset. ***In such a case, you will lose up to 100% of your Principal Amount.***

### Coupon

Unless the Notes are automatically called, on each Coupon Payment Date, for each $1,000 in Principal Amount, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Annual Coupon Rate divided by 4. The expected Coupon Payment Dates are set forth above. The Coupon Payment Dates are subject to postponement for non-business days and other events as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-12 in the accompanying prospectus supplement.

The Annual Coupon Rate is 12.50% per annum, to be paid in equal quarterly installments.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You believe that the Final Price will not be below the Initial Price.

▶ You are willing to receive shares of the Reference Asset as payment on the Notes if the Final Price is below the Trigger Price.

▶ You are willing to make an investment that is potentially exposed to downside performance of the Reference Asset on a 1-to-1 basis.

▶ You are willing to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price.

▶ You are willing to be exposed to the possibility of early redemption.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You are willing to forgo dividends or other distributions paid to holders of the Reference Asset.

▶ You are willing to hold the Notes to maturity.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You believe that the Final Price will be below the Initial Price.

▶ You are unwilling to receive shares of the Reference Asset as payment on the Notes if the Final Price is below the Trigger Price.

▶ You are unwilling to make an investment that is potentially exposed to downside performance of the Reference Asset on a 1-to-1 basis.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You are unwilling to be exposed to the possibility of early redemption.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You prefer to receive the dividends or other distributions paid on the Reference Asset.

▶ You prefer a product that provides upside participation in the Reference Asset, as opposed to the coupon being offered with respect to your Notes.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**The Notes do not guarantee return of principal and you may lose all of your Principal Amount.**

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that if the Notes are not automatically called, if the Final Price is less than the Trigger Price at maturity, we will pay you shares of the Reference Asset. In that case, the Payment at Maturity is expected to be worth less than the Principal Amount and you could lose all of your Principal Amount if the Final Price of the Reference Asset falls to zero. In that case, even with the coupon payments paid on the Notes, your return on the Notes will be negative.

**You will not participate in any appreciation in the price of the Reference Asset.**

The Notes will not pay more than the Principal Amount, plus the coupon payments, at maturity or if the Notes are automatically called. Even if the Final Return of the Reference Asset is greater than zero, you will not participate in the appreciation of the Reference Asset. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus the coupon payments. Under no circumstances, regardless of the extent to which the price of the Reference Asset appreciates, will your return exceed the total amount of the coupon payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Reference Asset.

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**If the Physical Delivery Amount will be paid on the Notes, you will be subject to the price fluctuation of the Reference Asset after the Final Valuation Date.**

If the Final Price is less than the Trigger Price at maturity, we will deliver to you the Physical Delivery Amount in shares of the Reference Asset. The value of those shares may further decrease between the Final Valuation Date and the Maturity Date, and you will incur additional losses to the extent of such decrease. In addition, there is no assurance that an active trading market will continue for shares of the Reference Asset or that there will be liquidity in that trading market.

**The Notes may be automatically called prior to the Maturity Date.**

If the Notes are automatically called early, the holding period over which you will receive coupon payments could be as little as 3 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

**The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 2 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Risks associated with foreign securities markets.**

Because foreign equity securities underlying American depositary shares may be publicly traded in the applicable foreign country and are denominated in currencies other than U.S. dollars, investments in securities linked to American depositary shares, such as the Notes, involve particular risks. For example, the foreign securities exchange may be more volatile than the U.S. securities markets, and market developments may affect that market differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the foreign securities market, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in that market.  Securities prices in Mexico generally are subject to political, economic, financial and social factors that apply to the Mexican market. These factors, which could negatively affect the Mexican securities market, include the possibility of changes in the Mexican government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to Mexican companies or investments in Mexican equity securities and the possibility of fluctuations in the rate of exchange between the U.S. dollar and the Mexican peso. Moreover, the Mexican economy may differ favorably or unfavorably from the United States economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

**There are important differences between the American depositary shares and the ordinary shares of a foreign company.**

There are important differences between the rights of holders of American depositary shares and the rights of holders of the Ordinary Participation Certificates, each representing two Series A shares and one Series B share of CEMEX, S.A.B. de C.V. The American depositary shares are issued under a deposit agreement, which sets forth the rights and responsibilities of the depositary and the holders of the American depositary shares, which may be different from the rights of holders of the Ordinary Participation Certificates. For example, CEMEX, S.A.B. de C.V. may make distributions in respect of the Series A shares that are not passed on to the holders of its American depositary shares. Any such differences between the rights of holders of the American depositary shares and the rights of holders of Ordinary Participation Certificates may be significant and may materially and adversely affect the value of the American depositary shares and, as a result, the value of the Notes.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of the Reference Asset relative to the Initial Price. We cannot predict the price of the Reference Asset at any time, including on a Call Observation Date or on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the Notes. The Final Settlement Value may be worth less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and the following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of the Reference Asset's Final Returns from -100% to +100%, assuming that the Notes are not called prior to maturity. The following results are based solely on the terms outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

▸ Principal Amount: $1,000

▸ Trigger Price: 70% of the Initial Price

▸ Annual Coupon Rate (payable quarterly): 12.50% per annum, to be paid at 3.125% of the Principal Amount per quarter

▸ Hypothetical Initial Price*: $100

*The actual Initial Price is set forth on page PS-2 above.

| Reference Asset's Final Return | Hypothetical Total Coupon Paid Over the Term of the Notes[1] | Hypothetical Final Settlement Value | Hypothetical Total Payments on the Notes | Hypothetical Total Return on the Notes |
|---|---|---|---|---|
| 100.00% | $112.50 | $1,000 | $1,112.50 | 12.50% |
| 90.00% | $112.50 | $1,000 | $1,112.50 | 12.50% |
| 80.00% | $112.50 | $1,000 | $1,112.50 | 12.50% |
| 70.00% | $112.50 | $1,000 | $1,112.50 | 12.50% |
| 60.00% | $112.50 | $1,000 | $1,112.50 | 12.50% |
| 50.00% | $112.50 | $1,000 | $1,112.50 | 12.50% |
| 40.00% | $112.50 | $1,000 | $1,112.50 | 12.50% |
| 30.00% | $112.50 | $1,000 | $1,112.50 | 12.50% |
| 20.00% | $112.50 | $1,000 | $1,112.50 | 12.50% |
| 10.00% | $112.50 | $1,000 | $1,112.50 | 12.50% |
| 0.00% | $112.50 | $1,000 | $1,112.50 | 12.50% |
| -10.00% | $112.50 | $1,000 | $1,112.50 | 12.50% |
| -20.00% | $112.50 | $1,000 | $1,112.50 | 12.50% |
| -30.00% | $112.50 | $1,000 | $1,112.50 | 12.50% |
| -40.00% | $112.50 | $600* | $712.50 | -28.75% |
| -50.00% | $112.50 | $500* | $612.50 | -38.75% |
| -60.00% | $112.50 | $400* | $512.50 | -48.75% |
| -70.00% | $112.50 | $300* | $412.50 | -58.75% |
| -80.00% | $112.50 | $200* | $312.50 | -68.75% |
| -90.00% | $112.50 | $100* | $212.50 | -78.75% |
| -100.00% | $112.50 | $0* | $112.50 | -88.75% |

[1] The Annual Coupon Rate is 12.50% and if the Notes are held to maturity, the total amount of the coupons paid on the Notes as of the Maturity Date will equal $112.50 per $1,000 in Principal Amount, with coupon payments of $31.25 made on each Coupon Payment Date.

* If the Final Price is less than the Trigger Price, we will pay you 10 American depositary shares of the Reference Asset. The value of the 10 American depositary shares is based on the Final Price of the Reference Asset.

**Hypothetical Examples of the Final Settlement Value**

The three examples below set forth examples of hypothetical Final Settlement Values based on the following terms:

| | |
|---|---|
| ▸ Principal Amount of Notes: | $1,000 |
| ▸ Trigger Price: | 70% of the Initial Price of the Reference Asset |
| ▸ Annual Coupon Rate (payable quarterly): | 12.50% per annum, to be paid at 3.125% per quarter |
| ▸ Hypothetical Initial Price*: | $100 |

*The actual Initial Price is set forth on page PS-2 above.

In addition to the Final Settlement Value, you will be entitled to receive coupon payments quarterly on each Coupon Payment Date, up to and including the Maturity Date (or the Call Payment Date corresponding to a Call Observation Date on which the Notes are automatically called, if applicable).

The examples provided herein are for illustration purposes only. The actual Final Settlement Value, if any, will depend on whether the Notes are automatically called and the Final Return of the Reference Asset. You should not take these examples as an indication of potential payments. It is not possible to predict whether the Notes will be automatically called what the Final Return of the Reference Asset will be.

**Example 1: The Notes are not automatically called and the Final Price is less than the Trigger Price.**

| Reference Asset | Initial Price | Final Price |
|---|---|---|
| CX | $100.00 | $40.00 (40.00% of Initial Price) |

Since the Final Price of the Reference Asset is below the Trigger Price, the Final Return of the Reference Asset =

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

= ($40.00 – $100.00) / $100.00= **-60.00%**

Physical Delivery Amount = Principal Amount/Initial Price of the Reference Asset.

= $1,000/$100 = **10 shares of the Reference Asset**

The value of these shares based on the Final Price of the Reference Asset is $400. Because the Final Price is less than the Trigger Price, you would receive the Physical Delivery Amount, or 10 shares of the Reference Asset per $1,000 Principal Amount. As of the Final Valuation Date, these shares would have a value of $400 (10 shares multiplied by the Final Price of $40). Under these circumstances, the value of the Physical Delivery Amount would represent a loss of 60% of your principal amount. With the total coupon payments of $112.50 over the term of the Notes, the total value of shares and coupon payment on the Notes is $512.50.

**Example 2: The Notes are not automatically called and the Final Price is greater than or equal to the Trigger Price.**

| Reference Asset | Initial Price | Final Price |
|---|---|---|
| CX | $100.00 | $90.00 (90.00% of Initial Price) |

Since the Final Price of the Reference Asset is not below the Trigger Price, the Final Settlement Value equals **$1,000**.

Additionally, with the total coupon payments of $112.50 over the term of the Notes, the total payment on the Notes is $1,112.50.

**Example 3: The Notes are automatically called on the first Call Observation Date.**

| Reference Asset | Initial Price | Official Closing Price on the first Call Observation Date |
|---|---|---|
| CX | $100.00 | $112.50 (112.50% of Initial Price) |

Since the Official Closing Price of the Reference Asset is above the Initial Price, the Notes are automatically called. Therefore, you would receive on the corresponding Call Payment Date the Principal Amount of $1,000 plus the coupon payment of $31.25 owed to you on that date. As a result, on the first Call Payment Date, you would be entitled to receive a total payment of $1,031.25. Once the Notes are automatically called, they will no longer remain outstanding and there will not be any further coupon payments on the Notes.

## INFORMATION RELATING TO THE REFERENCE ASSET

**Description of CEMEX, S.A.B. de C.V.**

CEMEX S.A.B. de CV is a building products company. The company produces, distributes, and markets cement, ready-mix concrete, aggregates, and related building materials. Information filed by CX with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-14946 or its CIK Code: 0001076378.

**Historical Performance of CEMEX, S.A.B. de C.V.**

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Asset for each quarter in the period from January 1, 2008 through December 8, 2016. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. Historical prices of the Reference Asset should not be taken as an indication of its future performance.

| Quarter Ending | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) | Quarter Ending | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) |
|---|---|---|---|---|---|---|---|
| March 31, 2008 | 20.7586 | 14.751 | 18.4177 | September 28, 2012 | 7.4624 | 5.3767 | 7.1205 |
| June 30, 2008 | 23.8278 | 17.0689 | 18.048 | December 31, 2012 | 8.6677 | 6.941 | 8.4369 |
| September 30, 2008 | 18.4426 | 11.618 | 12.5825 | March 29, 2013 | 10.6594 | 8.4027 | 10.4372 |
| December 31, 2008 | 12.4875 | 2.9301 | 6.6785 | June 28, 2013 | 11.1658 | 8.1254 | 9.4056 |
| March 31, 2009 | 7.8476 | 2.8789 | 4.5668 | September 30, 2013 | 11.1391 | 9.0411 | 9.939 |
| June 30, 2009 | 8.6555 | 4.5084 | 7.0976 | December 31, 2013 | 10.5435 | 8.7211 | 10.5168 |
| September 30, 2009 | 11.0796 | 5.7982 | 9.8181 | March 31, 2014 | 12.0103 | 10.1701 | 11.228 |
| December 31, 2009 | 10.6085 | 7.622 | 8.9822 | June 30, 2014 | 12.766 | 11.1658 | 12.2319 |
| March 31, 2010 | 9.5598 | 6.7101 | 7.7588 | September 30, 2014 | 12.6109 | 11.4183 | 12.0562 |
| June 30, 2010 | 9.575 | 7.4092 | 7.6423 | December 31, 2014 | 12.0655 | 8.9312 | 9.4212 |
| September 30, 2010 | 7.9822 | 5.8957 | 6.7177 | March 31, 2015 | 9.6524 | 8.0668 | 8.7555 |
| December 31, 2010 | 8.646 | 6.0459 | 8.4643 | June 30, 2015 | 10.0769 | 8.6631 | 8.8077 |
| March 31, 2011 | 8.812 | 6.5991 | 7.3398 | September 30, 2015 | 8.8846 | 5.9135 | 6.7212 |
| June 30, 2011 | 7.6275 | 6.2055 | 7.0686 | December 31, 2015 | 7.8173 | 4.7596 | 5.3558 |
| September 30, 2011 | 7.1508 | 2.5809 | 2.5973 | March 31, 2016 | 7.1394 | 3.5096 | 7.00 |
| December 30, 2011 | 4.611 | 1.8658 | 4.4302 | June 30, 2016 | 7.57 | 5.49 | 6.17 |
| March 30, 2012 | 7.1261 | 4.3562 | 6.6333 | September 30, 2016 | 9.08 | 5.73 | 7.94 |
| June 29, 2012 | 6.7359 | 4.2313 | 5.7528 | December 8, 2016* | 9.35 | 7.19 | 8.93 |

\* This pricing supplement includes information for the fourth calendar quarter of 2016 for the period from October 1, 2016 through December 8, 2016. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2016.

The graph below illustrates the daily performance of the Reference Asset from January 1, 2008 through December 8, 2016 based on closing price information from the Bloomberg Professional® service. The closing price of the Reference Asset on December 8, 2016 was $8.93. ***Past performance of the Reference Asset is not indicative of its future performance.***



## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Annual Coupon Rate calculated using the actual number of days in the applicable coupon payment period, and on the basis of a 360-day year. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return, and the accelerated maturity date will be the third business day after the accelerated Final Valuation Date. If a market disruption event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 in Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

Delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than three business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" beginning on page S-59 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as (i) a put option written by you (the "Put Option") that permits us to settle the Put Option in shares of the Reference Asset, or at our option, the cash value of those shares, and (ii) a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders – Certain Notes Treated as a Put Option and a Deposit or an Executory Contract – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

We will not attempt to ascertain whether the issuer of the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the issuer of the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuer of the Reference Asset and consult your tax advisor regarding the possible consequences to you if the issuer of the Reference Asset is or becomes a PFIC or a USRPHC.

*U.S. Holders*. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the 12.50% Annual Coupon Rate (to be determined on the Pricing Date) on the Notes among interest on the Deposit and Put Premium, 1.20% constitutes interest on the Deposit and 11.30% constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

*Non-U.S. Holders*. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding. Additionally, recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2017.

*Foreign Account Tax Compliance Act*. The IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the Notes will only apply to dispositions after December 31, 2018.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

## VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America.  This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

TABLE OF CONTENTS

**Pricing Supplement**



**Stock-Linked Underlying Supplement**



**Prospectus Supplement**



**Prospectus**



You should only rely on the information contained in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $1,050,000 Autocallable Yield Notes

**December 8, 2016**

## PRICING SUPPLEMENT